Exhibit 99.2

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024, AND DECEMBER 31, 2023

(In thousands of U.S. dollars except share and per share data)

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$1,504	$3,113
Accounts receivable, net	648	2
Loans receivable, net of provision for loan losses of $1,537 and $1,532, respectively	10,460	7,195
Interest receivable	97	41
Other receivables, prepayments and deposits, net of provision for credit losses of $8 and $8, respectively	539	319
Other receivables - related parties	121	—
Total current assets	13,369	10,670

NON-CURRENT ASSETS
Plant and equipment, net	45,784	46,773
Operating lease right-of-use assets, net	37	4
Intangible assets, net	1,449	29
Long-term loans receivable, net of $486 and $491 provision for loan losses	10,604	12,484
Goodwill	12,348	385
Total non-current assets	70,222	59,675

Total assets	$83,591	$70,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Amount due to a s shareholder	$2,308	$1,923
Accounts payable	1,201	39
Other payables and accrued liabilities	1,745	2,239
Operating lease liability, current	22	4
Customer deposits	30	5
Taxes payable	501	513
Total current liabilities	5,807	4,723

LONG-TERM LIABILITIES
Operating lease liability, non-current	15	—
Convertible notes - non-current	13,400	—
Non-current deferred tax liabilities	5,150	5,043
Total non-current liabilities	18,565	5,043
Total liabilities	24,372	9,766

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil and nil issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	—	—
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 101,597,998 and 101,597,998 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	406	406
Additional paid-in-capital	135,768	135,768
Retained earnings (deficit)	(76,954)	(75,598)
Accumulated other comprehensive income (loss)	(1)	3
Total TROOPS, Inc. shareholders’ equity	59,219	60,579
Total liabilities and shareholders’ equity	$83,591	$70,345

TROOPS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(In thousands of U.S. dollars except share and per share data)

	2024	2023
	(Unaudited)	(Unaudited)
REVENUES	$2,609	$1,834
COST OF REVENUES	1,911	1,424
GROSS PROFIT	698	410

OPERATING EXPENSES:
General and administrative expenses	2,183	1,469
Total operating expenses	2,183	1,469

OPERATING LOSS	(1,485)	(1,059)

OTHER (EXPENSES) INCOME:
Interest income	5	7
Interest expense	—	(32)
Other income (expense), net	(2)	(3)
Total other income (expense), net	3	(28)

LOSS BEFORE PROVISION FOR INCOME TAXES	(1,482)	(1,087)
INCOME TAX BENEFIT	126	49

NET LOSS	$(1,356)	$(1,038)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(4)	(2)
COMPREHENSIVE LOSS	$(1,360)	$(1,040)

LOSS PER SHARE:
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	101,597,998	101,597,998
Diluted	101,597,998	101,597,998